                                            CONFIDENTIAL MATERIALS OMITTED AND
                                          FILED SEPARATELY WITH THE SECURITIES
                                                       AND EXCHANGE COMMISSION.
                                                    ASTERISKS DENOTE OMISSIONS.




                              CELESTICA INC.
                                  BUYER

                            NEC DO BRASIL S.A.
                                  SELLER

             ------------------------------------------------

                         QUOTA PURCHASE AGREEMENT

             ------------------------------------------------

                   TRENCH, ROSSI E WATANABE - ADVOGADOS
                    ASSOCIATED WITH BAKER & MCKENZIE
               AVENIDA DR. CHUCRI ZAIDAN, 920 - 8TH FLOOR
                          MARKET PLACE TOWER
                       04583-904 SAO PAULO - SP
                                BRAZIL
                        TEL (55-11) 3048-6800
                        FAX (55-11) 5506-3455

                      QUOTA PURCHASE AGREEMENT

This Quota Purchase Agreement (the "AGREEMENT") is made as of June 22, 2000 (the "SIGNING DATE"), by and between:

-- CELESTICA INC., a company organized and existing in accordance with the laws of the Province of Ontario (Canada), with principal offices at 844 Don Mills Road, Toronto, Ontario, Canada, ("BUYER");

and

-- NEC DO BRASIL S.A. a company organized and existing in accordance with the laws of Brazil, with principal offices at Rodovia Presidente Dutra Km. 214, Guarulhos, State of Sao Paulo, Brazil ("SELLER").


                                   RECITALS

A. Seller and Celestica do Brasil Ltda. ("CELESTICA BRASIL") entered into a Quota Purchase Agreement made on June 22, 2000 (the "ORIGINAL AGREEMENT");

B. Buyer and Seller wish to amend and restate the Original Agreement by substituting the Buyer in the place and stead of Celestica Brasil as if Buyer were the original party thereto. Celestica Brasil has given its consent to such substitution in order to accommodate internal corporate and business structures;

C. Seller is engaged in the business of manufacturing electronic and telecommunication equipment (the "MANUFACTURING OPERATION") at its manufacturing facility located in Guarulhos, State of Sao Paulo, Brazil ("FACILITY");

D. Seller desires to dispose of, and Buyer desires to acquire the Manufacturing Operation;

E. Prior to the Closing Date (as defined below), Seller intends to organize and own, directly or indirectly, one hundred per cent (100%) of the quotas (the "QUOTAS") of a new company designated NDB Industrial Ltda., organized under the laws of Brazil, with head offices at Rodovia Presidente Dutra Km. 214, Guarulhos, State of Sao Paulo, Brazil (the "COMPANY");

F. Prior to the Closing Date, Seller intends to transfer free of any liens and encumbrances to the Company, as its capital contribution, certain assets related to the Manufacturing Operation, including fixed assets, raw materials, production in course and inventory (the "ASSETS"), related to the manufacturing of electronic and telecommunication equipment currently manufactured at the Facility, as listed in Attachment D ("PRODUCTS"); and

G. Subject to the terms and conditions contained herein, Seller intends to sell and transfer the Quotas to or at the direction of Buyer, and subject to such terms and conditions, Buyer intends to purchase or cause one of its subsidiaries to purchase the Quotas from Seller.

In consideration of the foregoing and of the mutual promises contained herein, Buyer and Seller (collectively, the "PARTIES") have amended and restated the Original Agreement as follows:


                                  ARTICLE 1

               ORGANIZATION OF THE COMPANY AND TRANSFER OF ASSETS

1.1 ORGANIZATION OF THE COMPANY. Before the Closing Date and as a condition for the Closing, Seller shall organize the Company as a wholly owned direct subsidiary in the form of a Brazilian limited liability company and shall obtain all approvals, and authorizations from, and make all registrations and filings with, all appropriate governmental and other authorities in order to enable the Company to be duly organized and validly existing under Brazilian laws. Seller shall not allow the Company to issue any capital stock except as expressly provided in this Agreement (i.e., capital increase pursuant to the transfer of goods as described in Article 1.2 below).

1.2 TRANSFER OF ASSETS. On or before the Closing Date and as a condition for the Closing, Seller shall transfer and assign to the Company, as paid-in capital for the Company's capital formation and any further capital increase, free and clear of any liens or encumbrances, certain assets related to the Manufacturing Operation, including fixed assets, raw materials, production in course and inventory, related to the manufacturing of electronic and telecommunication equipment currently manufactured at the Facility, as described in Attachment 1.2-1 (the "TRANSFERRED ASSETS") at the net book value of the Transferred Assets as of the Closing Date (corresponding to US$72,044,000.00 (seventy two million forty four thousand U.S. dollars) as of December 31, 1999, as set forth in the December Balance Sheet attached hereto as Attachment 1.2-2). The Company shall not assume, and Seller shall retain all liabilities and related obligations, accrued on or prior to the Closing Date, related to the Transferred Assets and to the Manufacturing Operation (the "RETAINED LIABILITIES"), including, without limitation, any liability or obligation relating to federal, state or local taxes attributable to Seller, subject to the provisions of Article 5 hereof, except for those accrued expenses and other current liabilities that are itemized in Attachment 1.2-2 which shall be assumed by the Company and reflected in the net book value of the Transferred Assets.

1.3 EXCLUDED ASSETS. The following assets are not included in this transaction:

(a) the land and buildings where the Manufacturing operates and raw materials and inventory are stored (which land and buildings shall be leased from Seller to the Company);

(b)  Seller's intellectual property relating to the Products; and

(c)  any and all Seller's assets not listed in Attachment 1.2-1.

1.4 INSTRUMENTS OF CONVEYANCE AND TRANSFER. Seller shall provide the required instruments for conveyance of title and take such further action as Buyer or the Company may request for the effective transfer of title and possession of Transferred Assets.

1.5 TRANSFERRED EMPLOYEES. On or before the Closing Date, Seller shall transfer to the Company those employees, including a group of executives, employed in the Manufacturing Operation, who are listed in Attachment 1.5 on the date of transfer ("TRANSFERRED EMPLOYEES").

Such transfer shall maintain the existing terms of employment on the date of transfer, including, without limitation, positions, duties, salaries, bonus, benefits and severance fund ("FGTS").

1.6 ASSIGNMENT OF CONTRACTS. Before the Closing Date, Seller shall assign to the Company all contracts listed in Attachment 4.8 (the "ASSIGNED CONTRACTS").

1.7 LIABILITIES. Except accrued expenses and other current liabilities disclosed in Attachment 1.2-2, liabilities of any kind, existing before or on the Closing Date, related to the Transferred Employees, shall be exclusively borne by Seller, subject to the provisions of Article 5 hereof. Any and all liabilities related to the Transferred Employees after the Date of Closing, including any severance fund (FGTS) or similar termination related costs (whether initiated by Buyer or employee), Christmas bonus, vacations and other labor rights related to the employment, shall be exclusively borne by Buyer.


                                  ARTICLE 2
                         PURCHASE AND SALE OF QUOTAS

2.1 PURCHASE AND SALE. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined below) Seller hereby promises to sell, assign and transfer the Quotas to Buyer, and Buyer hereby promises to purchase the Quotas from Seller, pursuant to the execution of the Amendment to the Articles of Organization of the Company, which will reflect the sale, purchase and transfer of Quotas from Seller to Buyer, among other matters.

2.1.1 On the Closing Date, Seller shall be the holder, directly or indirectly, of 100% of the Quotas, each of which shall be free and clear of any emcumbrances, liens, pledges, obligations, restrictions to their sale or transfer or litigation of any nature.

2.2 CLOSING. The closing of the transaction contemplated by this Agreement (the "CLOSING") shall take place in the offices of Trench, Rossi e Watanabe Advogados, at Av. Dr. Chucri Zaidan, 920 - 8th floor, in the City of Sao Paulo, State of Sao Paulo, Brazil, on June 30,

2000 (the "CLOSING DATE"), or at such other date and/or place as the parties shall mutually agree, but, in any event, no later than ninety (90) days after the Signing Date.


                                  ARTICLE 3
                      PURCHASE PRICE; TERMS OF PAYMENT

3.1  PURCHASE PRICE. Subject to adjustments as set forth in Sections 3.4 and
3.5 hereof, the total purchase price (the "PURCHASE PRICE") for the purchased Quotas is the amount in the Brazilian currency equivalent to the sum of US$122,044,000.00 (One hundred twenty two million, forty four thousand U.S. Dollars), comprised of (i) US$72,044,000.00 (Seventy two million, forty four thousand U.S. Dollars) representing the net book value of the Transferred Assets as set forth on the December Balance Sheet (the "DECEMBER BOOK VALUE AMOUNT"), and (ii) US$50,000,000.00 (Fifty million U.S. Dollars) representing a premium over the December Book Value Amount (the "PURCHASE PRICE PREMIUM").

3.2 EXCHANGE RATE. The conversion of the Purchase Price from U.S. Dollars into Reais shall be computed by applying the average buy/sell commercial exchange rate quoted by the Central Bank of Brazil (SISBACEN PTAX 800 - Option 5) at the close of business on the day immediately preceding the Closing Date.

3.3 METHOD OF PAYMENT. Payment of the Purchase Price shall be made on the Closing Date by Buyer to Seller by check or by wire transfer of immediately available funds to Seller to such account within Brazil as Seller shall designate.

3.4 PRE-CLOSING PURCHASE PRICE ADJUSTMENT. Not later than three business days prior to the Closing, Seller shall deliver to Buyer a good faith estimate of the balance sheet of the Company as of the Closing Date (the "CLOSING BALANCE SHEET"). At the Closing, (a) if the book value of the Transferred Assets as set forth on the Closing Balance Sheet (the "CLOSING BOOK VALUE AMOUNT") exceeds the December Book Value Amount, the Purchase Price shall be increased by the amount of such excess, or (b) if the Closing Book Value Amount is less than the December Book Value Amount, the Purchase Price shall be decreased by the amount of such deficit. The conversion method set forth in Section 3.2 above shall be applied to convert the adjusted Purchase Price from U.S. Dollars into Reais and for purposes of calculating the estimated Closing Balance Sheet. In neither of the foregoing events shall the amounts of the Purchase Price Premium be increased or decreased.

3.5 POST-CLOSING PURCHASE PRICE ADJUSTMENT. The Purchase Price shall be subject to adjustment after the Closing Date, according to the specifications mentioned below.

3.5.1 As soon as practicable following the Closing Date, but in any event within sixty (60) calendar days following the Closing Date, Buyer shall deliver to Seller an audited balance sheet of the Company as of the Closing Date (the "POST-CLOSING BALANCE SHEET"), prepared by Buyer, together with a report thereon from Buyer's independent accountant stating that the Post-Closing Balance Sheet fairly presents the book value of the Transferred Assets at the Closing Date in accordance with generally accepted Brazilian accounting principles ("GAAP") applied on a basis consistent with the preparation by Seller of the Closing Balance Sheet. In the event that Buyer fails timely to deliver the Post-Closing Balance Sheet for any reason whatsoever, the Closing Balance Sheet shall be deemed to be and shall be final, binding and conclusive on Buyer and Seller and the Purchase Price shall no longer be subject to adjustment.

3.5.2 Within twenty (20) business days following the delivery by Buyer of the Post-Closing Balance Sheet, Seller may dispute any amount(s) reflected thereon, but only on the basis that the amounts reflected thereon were not arrived at in accordance with GAAP applied on a basis consistent with the preparation by Seller of the Closing Balance Sheet; provided, however, that Seller shall have notified Buyer and Buyer's independent accountant in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within twenty (20) business days following Buyer's delivery of the Post-Closing Balance Sheet to Seller. In the event of such a dispute, Seller's controller and/or independent accountant and Buyer's independent accountant shall attempt to reconcile their differences, and any mutually agreed resolution by them as to any disputed amounts shall be deemed to be and shall be final, binding and conclusive on Buyer and Seller. If Seller's controller and/or independent accountant and Buyer's independent accountant are unable to mutually reach a resolution with such effect within said twenty business days after receipt by Buyer and Buyer's independent accountant of Seller's written notice of dispute, Seller's controller and/or independent accountant and Buyer's independent accountant shall submit the items remaining in dispute for resolution to Arthur Andersen (the "INDEPENDENT ACCOUNTING FIRM"), which shall, within thirty business days after such submission, determine and report to Buyer and Seller upon such remaining disputed items, and such report shall be deemed to be and shall be final, binding and conclusive on Buyer and Seller. The fees and disbursements of the Independent Accounting Firm shall be allocated between Buyer and Seller in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted. In acting under this Section 3.5, Seller's controller and/or independent accountant, Buyer's independent accountant and the Independent Accounting Firm shall be entitled to the privileges and immunities or arbitrators.

3.5.3 The Post-Closing Balance Sheet shall be deemed final for the purposes of this Section 3.5 upon the earliest of (i) the failure of Seller to notify Buyer of a dispute within twenty (20) business days following Buyer's delivery of the Post-Closing Balance Sheet to Seller, (ii) the resolution of all disputes, pursuant to Section 3.5.2, by Seller's controller and Buyer's independent accountant, and (iii) the resolution of all disputes, pursuant to
Section 3.5.2, by the Independent Accounting Firm.

     Within three business days following the Post-Closing Balance Sheet being deemed final, a Purchase Price adjustment shall be made and become due and payable as follows: (i) if the book value of the Purchased Assets as set forth on the Post-Closing Balance Sheet (the "POST-CLOSING BOOK VALUE AMOUNT") exceeds the Closing Book Value Amount, the Purchase Price shall be increased by the amount of such excess and Buyer shall pay over such excess to Seller in accordance with Section 3.5.4 hereof, or (b) if the Post-Closing Book Value Amount is less than the Closing Book Value Amount, the Purchase Price shall be decreased by the amount of such deficit and Seller shall pay over such deficit to Buyer in accordance with Section 3.5.4.

In neither of the foregoing events shall the amount of the Purchase Price Premium be increased or decreased.

3.5.4 Buyer shall pay to Seller the amount by which the Post-Closing Book Value Amount exceeds the Closing Book Value Amount, or Seller shall pay to Buyer the amount by which the Closing Book Value Amount exceeds the Post-Closing Book Value Amount, as applicable, by a wire transfer of immediately available funds in Reais, according to the conversion method from U.S. Dollars into Reais set forth in Section 3.2 herein, to such bank account or accounts as the party to receive such payment may specify in writing to the other party. Any such payment shall also include simple interest on the amount of such payment, calculated at the annual (365 day) rate of eight and one half percent (8.5%) and accruing from the Closing Date through (but not including) the date on which such payment is made.

                                  ARTICLE 4
                   REPRESENTATIONS AND WARRANTIES OF SELLER


Seller hereby makes the following representations and warranties to Buyer:

4.1 CORPORATE STATUS. Seller is a duly organized and validly existing company under the laws of Brazil and has the corporate power to own its assets and conduct its business as being currently conducted. Attachment 4.1 contains a copy of Seller's bylaws. Seller further represents and warrants to Buyer that, on the Closing Date, the Company will be a duly organized and validly existing company under the laws of Brazil and will have the corporate power to own its assets and to conduct its business as then conducted by it.

4.2 CAPITALIZATION. On the Closing Date all of the Company's Quotas will be duly authorized, validly issued and fully paid in. On the Closing Date Seller shall legally and validly hold, directly or indirectly, the total quantity of the Company's Quotas, which, on such date, shall be free of attachments, liens, pledges or encumbrances of any kind, any other restrictions to their transfer or sale or any litigation and shall not be subject to any options or commitments assumed by Seller.

4.3 CORPORATE AUTHORITY. Seller has the legal right, power and authority to enter into this Agreement and to transfer the Company's Quotas as provided in this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate decisions or other actions of Seller and the Company, and this Agreement constitutes the legal, valid and binding obligation, enforceable against Seller in accordance with its terms.

4.4 NO RESTRICTIONS. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby does or shall conflict with or result in a breach of, or give rise to a right of termination of, or accelerate the performance required by, any terms of any agreement, covenant, court order, consent decree, license or permit to which the Seller or the Company is subject or a party, nor constitute a default thereunder, nor result in the creation of any encumbrance, lien, charge or security interest upon any of the Quotas or the assets of the Seller or the Company, nor violate any of the provisions of the Articles of Organization or Bylaws of Seller or the Company. There is no pending lawsuit, court proceeding or investigation against Seller or the Company that might prevent the consummation of any of the transactions contemplated by this Agreement in accordance with the terms hereof.

4.5 GOVERNMENT APPROVALS. No action, consent or approval of, registration or filing with, or any other action by, any governmental authority will be required in connection with the performance by Seller of this Agreement or in connection with the transactions contemplated hereby, except for (i) the ones described in Article 9 below and (ii) the filing with the Board of Trade of the State of Sao Paulo of the Amendment to the Articles of Organization of the Company.

4.6 PERSONAL PROPERTY. Seller owns and immediately prior to the transfer of the Transferred Assets to the Company in accordance with Section 1.2 hereof, will own or is and shall be legally entitled to use all assets necessary to conduct its operations and activities as they are currently conducted. From and after the transfer of the Transferred Assets to the Company and until the closing of the Buyer's acquisition of the Quotas pursuant hereto, the Company will own and be legally entitled to use all assets necessary to conduct its operations and activities as they are currently conducted by Seller. Seller has maintained and up to the Closing Date will continue and cause the Company to continue to maintain all such assets in accordance with prudent maintenance practices. All such assets are, and will up to the Closing Date be owned by the Seller or the Company, as the case may be, free and clear of any attachments, encumbrances, pledges or liens, or any other restrictions to their transfer or sale or any litigation.

4.7 CONTRACTS. Attachment 4.7 lists all written contracts related to the Manufacturing Operation to which Seller is a party and which will be assigned to the Company on or prior to the Closing Date. All such contracts are legal, valid, binding, and enforceable against all parties thereto and in full force and effect. Seller or the Company, as the case may be, has performed all of the obligations required to be performed by it under the Assigned Contracts, and is entitled to all benefits thereunder and is not in default or alleged to be in default in respect of any such contracts, and no event, condition or occurrence exists which, after notice or lapse of time or both, would constitute a default under any such contracts. Seller has provided to Buyer a true and complete copy of each Assigned Contract listed in Attachment 4.7.

4.8 INVENTORY. The December Balance Sheet of the Company accurately reflects the value of the inventory used by Seller in the Manufacturing Operation as of such date and represents all of the inventory of the Manufacturing Operation on such date. Such inventories do not include any material items that are below standard quality or of a quality or quantity not useable or saleable in the normal course of business of the Manufacturing Operation, unless the value of such inventory has been written down on the December Balance Sheet to net realizable market value. There has been no deterioration in the value of the inventory owned by Seller or the Company, as the case may be, in connection with the Manufacturing Operation since December 31, 1999. Inventory levels are maintained by Seller in connection with the Manufacturing Operation at amounts required for the operation of the Manufacturing Operation and will continue to be maintained by Seller or the Company, as the case may be, at such levels until the Closing Date.

4.9 INSURANCE. Seller has and the Company will have its property and assets insured against loss or damage by all insurable hazards or risks upon a replacement cost basis and such insurance coverage will be continued in full force and effect up to and including the Closing Date. Attachment 4.9 lists all insurance policies maintained by Seller until the transfer of the Transferred Assets to the Company pursuant to Section 1.2 hereof and to be maintained by the Company in connection with the Manufacturing Operation thereafter. All such insurance policies are and shall up to and including the Closing Date remain in force, in conformity with law, and are and shall be enforceable. Neither Seller nor the Company, as the case may be, is or will be in default in any material respect under the terms of such policies, and either the Seller or the Company, as appropriate, has timely served, and shall timely serve, notice of all events or information required in connection with such policies. Seller has provided to Buyer a true copy of each insurance policy referred to in Attachment 4.9.

4.10 LITIGATION. There are no judgments, decrees, suits, actions or proceedings pending or, to Seller's knowledge, threatened, against the Company or against the Seller in connection with the Transferred Assets or the Manufacturing Operation.

4.11 PERMITS; COMPLIANCE WITH LAWS. All of the permits, licenses and authorizations (collectively, "PERMITS") required for the conduct of Company's activities are in full force and effect and no notice has been received by Seller or the Company relating to, and to the Seller's knowledge, no grounds exist which would give rise to, termination, cancellation, withdrawal or amendment of any such Permits. The Company is in material compliance with the terms and conditions of all such Permits.

4.12 ENVIRONMENTAL MATTERS. There are no proceedings or governmental investigations concerning or against Seller or the Company arising from or relating to environmental matters threatened or pending before any court, tribunal or governmental instrumentality, and no citations, summons, directives, orders or notices of a threatened or actual violation of any law, decree, rule, regulation, permit or order, other requirement, policy or direction of any governmental authority by or against Seller or the Company relating to environmental matters, and no liens on the assets of the Company arising from or related to environmental matters, and no governmental actions resulting in the imposition of any such lien on any of the Real Property. Seller and the Company are in compliance in all material respects with environmental, occupational health and safety statutes and regulations and Permits; and no conditions or circumstances exist and no acts or omissions have occurred at, on, from or near, any of the real property owned by the Seller on which the Facility is located (the "Real Property") or affecting the Real Property, the Company or the Manufacturing Operation which could be reasonably expected to result in any material investigation, lawsuit, arbitration or regulatory suit or action alleging harm, injury or non-compliance with any environmental laws, rules or regulations or requiring any cleanup or other action with respect to the presence of, release of or liability relating to hazardous materials, wastes or substances, pollutants, contaminants or other environmentally regulated materials, substances or matters (collectively, the "Environmental Substances"). Seller has provided Buyer with a copy of all information which it can make available which relate to environmental matters relevant to the Real Property and the Manufacturing Operation including, without limitation, all environmental reports, data, surveys, audits, test results, analyses and presentations and all descriptions of known, suspected or possibly present Environmental Substances.

4.13 WORKERS' INJURIES. There are no pending claims, or to Seller's knowledge threatened claims, related to the Transferred Employees for compensation for any injury, disability or illness resulting from their employment with Company.

4.14 TRADE UNION ACTIVITY. During the last three years there have not been any strike, work stoppage or labor troubles involving those of Seller's employees who will become employees of the Company.

4.15 EMPLOYEES; EMPLOYEE BENEFITS. Attachment 1.5 contains (a) the name, job title, current monthly gross rate of pay and date and amount of last salary increase of each of the Transferred Employees. All benefits, in cash or in kind, routinely provided to the Transferred Employees are also described in Attachment 1.5. Seller and, from and after the transfer of the Transferred Assets to the Company in accordance with Section 1.2, the Company will be in full compliance with all statutory or regulatory requirements with respect to the Transferred

Employees. There are no complaints, claims or charges outstanding, or to the best of the Seller's knowledge, anticipated, nor are there any orders, decisions, judgments or convictions against or in respect of the Company or Seller in connection with the Manufacturing Operations, under any employment legislation in connection with the Transferred Employees. All required accruals for salaries and benefits have been reflected on the books and records of Seller and the Company in respect of the Manufacturing Operation.

4.16 TAXES. Seller has filed with the appropriate governmental agencies the tax returns and other documents required to be filed. Such tax returns and documents are materially correct and have been prepared in accordance with applicable laws, and Seller has paid or challenged in each case on a timely basis, all taxes, including fees and contributions. Seller has withheld all taxes required to have been withheld and paid in connection with the amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

4.17 CONSENTS AND APPROVALS. There is no requirement under any contract to which the Seller or the Company is a party or by which either of them is bound to give any notice to, or to obtain the consent or approval of, any party to such contract in connection with the consummation of the transactions contemplated by this Agreement.

4.18 ABSENCE OF CHANGES. Except for the January operating results which were negatively impacted by the SAP implementation and the existing strike at the Brazilian Customs Department, since December 31, 1999, Seller or the Company, as the case may be, has carried on the Manufacturing Operation in the ordinary course of business consistent with past practice and there has not been:

(a) any material adverse change in the condition, assets, liabilities, operations, earnings, business or prospects of the Manufacturing Operation;

(b) any damage, destruction or loss affecting the Transferred Assets;

(c) any obligation or liability incurred by the Seller or the Company in connection with the Manufacturing Operation other than those incurred in the ordinary and normal course of business, consistent with past practice;

(d) any payment, discharge or satisfaction of any liability or obligation of the Seller or the Company in connection with the Manufacturing Operation other than payment of accounts payable and tax liabilities incurred in the ordinary and normal course of business, consistent with past practice;

(e) any labor trouble adversely affecting the Manufacturing Operation;

(f) any license, sale, assignment, transfer, disposition, pledge, or granting of any encumbrance or lien on or in respect of any of the Tranferred Assets, other than sales of Products to customers in the ordinary and normal course of business of the Manufacturing Operation;

(g) any material write-down of the value of any inventory other than in accordance with the ordinary and normal course of business, consistent with past practice;

(h) any general increase in the compensation of employees of Seller or the Company in connection with the Manufacturing Operation;

(i) any capital expenditure or commitments of Seller or the Company in connection with the Manufacturing Operation in excess of the Fiscal Year 2000 Capital Expenditure Plan, as described in Attachment 4.18(i);

4.19 DECEMBER BALANCE SHEET. The December Balance Sheet attached hereto as Attachment 1.2-2 has been prepared in accordance with accounting principles described in Attachment 4.19 applied on a basis consistent with prior periods, is correct and complete and presents fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Transferred Assets and the Manufacturing Operation as at December 31, 1999. When prepared, the Closing Balance Sheet will be prepared in accordance with accounting principles described in Attachment 4.19 applied on a basis consistent with those used in the preparation of the December Balance Sheet and will present fairly the assets, liabilities and financial position of the Transferred Assets and the Manufacturing Operation as at the Closing Date.

4.20 ACCURACY OF STATEMENTS. None of the information contained in the representations, warranties or covenants of Seller in this Agreement (including Attachments) contains any untrue statement of fact or omits to state a fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading. All documents which Seller has provided to Buyer are true, complete and correct copies of the documents they purport to represent.

                                    ARTICLE 5

                                 INDEMNIFICATION

5.1 LIABILITY. In accordance with the procedures set forth in Section 5.2 below and subject to the limitations set forth in Section 5.3 below, Seller agrees to indemnify and hold Buyer and the Company harmless from any loss or damage resulting from or due to breach of any representation, warranty, covenant or agreement of Seller contained herein or in any document delivered hereunder.

5.2 INDEMNIFICATION PROCEDURES. If Buyer or the Company shall become aware of facts which give rise or threaten to give rise to Seller's obligation to indemnify Buyer or the Company pursuant to Section 5.1 hereof (hereinafter referred to as an "EVENT SUBJECT TO INDEMNIFICATION"), regardless of whether or not the Event Subject to Indemnification involves a third party, Buyer shall send written notice (the "NOTIFICATION") to Seller promptly after discovery of the Event Subject to Indemnification disclosing the details thereof. Subject to Paragraph (b) below, failure to notify Seller shall release Seller from any liability that it may have to Buyer and/or the Company. Seller shall respond within thirty (30) calendar days of receipt of the Notification (or sooner, if a third party is involved and circumstances require, in which case a shorter period shall be stated in the Notification). Seller shall only be responsible for indemnification hereunder if the respective claim is awarded by means of a final and irrevocable judgement, not subject to any further defense or appeal.

(a) If the Event Subject to Indemnification does not involve any third party, then Seller's response shall indicate its intention to (i) pay the amount involved or commence any required remedial measures in the Event Subject to Indemnification; (ii) refuse to accept the event as an Event Subject to Indemnification; or (iii) discuss the matter.

     -- If option (i) is elected, Seller will either pay the amount involved, or commence any required remedial measures in the Event Subject to Indemnification, in either case within 30 days from the date of Notification.

     -- If option (ii) is elected, Buyer or the Company may, at its option, commence any required action to pursue or defend its rights and remedies.

     -- If option (iii) is elected, the parties shall discuss the issues involved during a period of 30 days from receipt of the Notification, and if they reach an agreement, any payment required thereby shall be made (in the case of payment) or commenced (in the case of remedial measures) by Seller to Buyer or the Company within 45 calendar days from receipt of the Notification.

(b) If the Event Subject to Indemnification involves any third party, then Seller's response shall indicate its intention (i) to assume the defense of the litigation or proceeding, which it shall have the right to do, in which case, Buyer and the Company shall each have the right to retain their own counsel at their own expense; or (ii) not to assume the defense of the litigation or proceeding, in which case it shall nevertheless be liable for expenses of Buyer and/or the Company in connection therewith.

(c) Any failure by Seller to respond within the strict time limits specified in this Section 5.2 shall give rise to further liability only if and to the extent that Buyer or the Company can

                                            CONFIDENTIAL MATERIALS OMITTED AND
                                          FILED SEPARATELY WITH THE SECURITIES
                                                       AND EXCHANGE COMMISSION.
                                                    ASTERISKS DENOTE OMISSIONS.

     demonstrate that the defense of such action is prejudiced by such failure to respond in timely fashion.

5.3 LIMITATIONS ON INDEMNITIES. The following limitations on the agreement to indemnify set forth in Section 5.1 above shall apply:

(a) The aggregate losses subject to indemnification hereunder shall not exceed **** of the Purchase Price.

(b) Seller shall not be liable to Buyer for any single event subject to indemnification unless it results in an actual loss in an amount equal to or greater than ****.

(c) As to events subject to indemnification that result in actual losses equal to or greater than ****, Seller shall not be required to make payment until the aggregate of such losses equals or exceeds ****, for which purpose Buyer shall notify Seller of each such actual loss at which time Seller shall be required to make payment for all losses subject to the provisions of Section 5.3(b) above including the first
     ****.

(d) The indemnification obligations of Seller contained in this Agreement shall terminate **** after the Closing Date except for the indemnification obligations in respect of (i) the representations and warranties contained in Sections **** and the **** which shall survive ****; and (ii) the representation and warranty in section **** which shall survive until ****.

(e) If any indemnifiable loss is a tax deductible item for the Company and/or Buyer, the indemnification hereunder shall be reduced by the tax rate which is applicable at the time of the payment.


                                  ARTICLE 6
                   REPRESENTATIONS AND WARRANTIES OF BUYER


Buyer makes the following representations and warranties to Seller:

6.1 CORPORATE AUTHORITY. Buyer has the legal right, power and authority to enter into this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate decisions or other action of Buyer. This Agreement constitutes the legal and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

6.2 NO RESTRICTIONS. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will conflict with or result in a breach of, or give rise to a right of termination of, or accelerate the performance required by, any terms of any court order, consent decree, license or other agreement or permit to which Buyer is subject or a party, nor constitute a default thereunder, nor result in the creation of any security interest upon any of Buyer's assets, nor violate any of the provisions of the by-laws of Buyer. Nothing is pending or threatened against Buyer which might prevent the consummation of any of the transactions contemplated by this Agreement.

6.3 GOVERNMENT APPROVALS. No action, consent or approval of, registration or filing with, or any other action by, any governmental authority will be required in connection with the performance by Buyer of this Agreement or in connection with the transactions contemplated hereby, except for the ones described in Article 9 below.

6.4 FINANCIAL CONDITION. Buyer has the financial strength and resources to enter into this Agreement and to consummate the transactions contemplated herein with the full payment of the Purchase Price under the terms and conditions provided for herein.


                                  ARTICLE 7
                                  COVENANTS


7.1 (a) ACCESS TO THE MANUFACTURING OPERATION. Between the date hereof and the Closing Date, the Seller shall afford the Buyer and its authorized representatives free and unrestricted access to the Manufacturing Operation, the Facility and the documents of the Company and the Manufacturing Operation. At the Buyer's request, the Seller shall co-operate with the Buyer in arranging any such meetings as the Buyer may reasonably request with Transferred Employees. The Seller shall conduct, in co-operation with the representatives or consultants of the Buyer, such physical review of the equipment used by it in connection with the Manufacturing Operation as is necessary so as to enable the confirmation of the values carried on the December Balance Sheet to the reasonable satisfaction of the Buyer. The exercise of any rights of inspection by or on behalf of the Buyer under this
Section 7.1 shall not mitigate or otherwise affect the representations and warranties of the Seller hereunder which shall continue in full force and effect as provided herein.

     (b) DELIVERY OF BOOKS AND RECORDS. At the closing of the sale of the Quotas hereunder, the Seller shall deliver to the Buyer all of the books and records of the Company and the Manufacturing Operation.

     (c) CONDUCT PRIOR TO CLOSING. Without in any way limiting any other obligations of the Seller and the Company hereunder, during the period from the date hereof to and including the Closing Date:

         (i) CONDUCT BUSINESS IN THE ORDINARY COURSE. The Seller and the Company, as appropriate, shall conduct the Manufacturing Operation in the ordinary and normal course of business, consistent with past practice, and neither the Seller nor the Company shall, without the prior written consent of the Buyer, enter into any transaction or refrain from doing any action which, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of the Seller or Company contained herein, and provided further that neither the Seller nor the Company shall enter into any material contracts relating to the Manufacturing Operation without the consent of the Buyer;

          (ii) PRESERVE GOODWILL. The Seller and the Company shall preserve intact, the Manufacturing Operation and the Transferred Assets;

          (iii) DISCHARGE LIABILITIES. Each of the Seller and the Company shall pay and discharge its liabilities in the ordinary course of business, in accordance and consistent with previous practice, except those it contests in good faith and through appropriate means;

          (iv) CORPORATE ACTION. Each of the Seller and the Buyer shall take, and the Seller shall cause the Company to take, all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery on its part of this Agreement, the Supply Agreement, the Transition Services Agreement and the Lease and the other agreements and documents contemplated hereby and to complete the sale and purchase of the Quotas contemplated hereby;

          (v) REASONABLE EFFORTS. The Seller shall use its commercially reasonable efforts to satisfy the conditions contained in Section
          9.1 and the Seller and the Buyer shall use its commercially reasonable efforts to satisfy the conditions in Section 9.2.

                                    ARTICLE 8

                        CONDITIONS PRECEDENT TO CLOSING

8.1 BUYER'S CONDITIONS PRECEDENT. Buyer shall not be obligated to perform under this Agreement unless the following conditions have been met on or before the Closing Date or unless they are waived by Buyer in writing:

(a) The representations and warranties of Seller made in this Agreement are true and correct on the Closing Date as though such representations and warranties were made on that date;

(b) Seller shall have provided to the Company all information reasonably required on its part to prepare an application for approval of the transaction contemplated hereunder to be submitted to the Brazilian antitrust authorities, as set forth in Article 9 below;

(c) All of the covenants contained in the Agreement to be complied with or performed by the Seller and the Company at or before the closing of the transaction of purchase and sale of the Quotas contemplated hereby shall have been complied with or performed and certificates of an officer or authorized signatory of the Seller and the Company, dated the Closing Date, to that effect shall have been delivered to the Buyer, in form and substance reasonably satisfactory to the Buyer;

(d) Except for approval of transaction contemplated in Article 9 herein, there shall have obtained from all appropriate governmental or other regulatory authorities, such licenses, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by Seller and Buyer to permit the change of ownership of the Quotas pursuant to this Agreement.

(e) Seller shall give and/or obtain all required notices, consents and approvals, in each case in form and substance satisfactory to Buyer, acting reasonably.

(f) No legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Quotas contemplated hereby;

(g) No material damage by fire or other hazard to the whole or any material part of the Transferred Assets shall have occurred between the date hereof and the Closing Date;

(h) The Transferred Assets and the Assigned Contracts shall have been duly transferred and assigned by Seller to the Company in accordance with Section
1.2 hereof;

(i) Seller shall have executed a supply agreement substantially in the form of the draft Supply Agreement annexed as Exhibit 8.1(i)-1 (the "SUPPLY AGREEMENT"), as well as the Transition Services Agreement substantially in the form of the draft Transition Service Agreement annexed as Exhibit 8.1(i)-2;

(j) Seller shall have executed a Lease Agreement with the Company substantially in the form of the draft Lease Agreement annexed as Exhibit 8.1(j).

8.2 SELLER'S CONDITIONS PRECEDENT. Seller shall not be obligated to perform under this Agreement unless the following conditions have been met on or before the Closing Date or unless they are waived by Seller in writing:

(a) The representations and warranties of Buyer made in this Agreement are true and correct on the Closing Date as though such representations and warranties were made on that date;

(b) Buyer shall have provided to the Company all information reasonably required on its part to prepare an application for approval of the transaction contemplated hereunder to be submitted to the Brazilian and any other relevant antitrust authorities, as set forth in Article 9 below;

(c) All of the covenants contained in the Agreement to be complied with or performed by the Buyer at or before the Closing of the transaction of purchase and sale of the Quotas contemplated hereby shall have been complied with or performed and certificates of an officer or authorized signatory of the Buyer, dated the Closing Date, to that effect shall have been delivered to the Seller in form and substance reasonably satisfactory to the Seller;

(d) no legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Quotas contemplated hereby;

(e) Company shall have executed the Supply Agreement substantially in the form of the draft Supply Agreement annexed as Exhibit 8.1(i)-1 with Seller, as well as the Transition Services Agreement substantially in the form of the draft Transition Services Agreement annexed as Exhibit 8.1(i)-2 necessary for the implementation of this Agreement; and

(f) the Company shall have executed a Lease Agreement with Seller as specified by Exhibit 8.1(j);

(g) Buyer shall have paid the Purchase Price on the Closing.

                                    ARTICLE 9

                             ANTITRUST LAW COMPLIANCE

9.1 APPROVAL OF TRANSACTION. Buyer or one of its subsidiaries and/or the Company shall promptly file such information and seek such approvals with the Brazilian antitrust authorities ("CADE"), as shall be required with respect to the transactions contemplated herein under the antitrust laws and regulations of Brazil. Seller agrees to make available to Buyer and/or Company such information as may reasonably be requested relative to Seller's activities, assets and property as may be required to prepare such filings and to file any additional information requested by such agencies under such laws, rules or regulations.

9.2 EFFECT OF NON-APPROVAL. If, after all commercially reasonable efforts of both parties to convince them otherwise, CADE refuses to accept the transaction as contemplated hereunder or imposes restrictions on the transaction that are unacceptable to the parties, the Parties shall in good faith seek to modify their mutual contractual arrangements to the extent reasonably necessary to satisfy the requirements of the Brazilian antitrust authorities.


                                   ARTICLE 10
                                 MISCELLANEOUS


10.1 NON-COMPETE. Seller and its affiliates may not, during a period of five (5) years following the Closing Date, compete directly or indirectly with Buyer in the provision of third party contract manufacturing services related to the Products, within Brazil. Such non-compete covenant shall not apply in the event Buyer violates the Supply Agreement in a material respect or terminates said Agreement for any reason.

10.2 BUYER NOT TO SELL MANUFACTURING OR THE COMPANY. Buyer agrees that until the termination of the Supply Agreement, it will not sell the Company or cause the Company to sell the Manufacturing Operation or otherwise outsource the Manufacturing Operation, partially or totally, to a third party (excluding Buyer's affiliates), without the Seller's prior written consent.
In addition Buyer shall advise Seller of any change of control of Buyer. For the foregoing purpose, a "change of control of Buyer" shall occur when a competitor of Celestica Inc. or Seller becomes the direct of indirect owner of a majority of the voting shares of Buyer. When a change of control of Buyer occurs while the Supply Agreement is in force, Seller shall have the right to, immediately, at its sole discretion, (i) terminate the Supply Agreement, without payment of any penalty and/or indemnification, and/or (ii) purchase the assets related to the Manufacturing Operation, free and clear of any liens or encumbrances, through purchasing 100% of the quotas of the Company at the price corresponding to the net book value of its assets, and accepting the transfer of all of the employees then employed in the Manufacturing Operation. For the purpose of foregoing item (ii), Buyer shall maintain the equipment related to the Manufacturing Operation in a manner consistent with past practices and the inventories shall not include any material items that are below standard quality or of a quality or quantity not useable or saleable in the normal course of business of the Manufacturing Operation unless the value of such inventory has been written down on the Company's financial statements.

10.3 TRANSITION SERVICES AGREEMENT. The parties shall enter into a Transition Services Agreement, with pricing to be based on market terms, to cover services listed in Attachment 10.3.

10.4 CONFIDENTIALITY. Each party shall hold confidential all information obtained in connection with this Agreement with respect to the other party, in accordance with the terms and conditions set forth in the Confidentiality Agreement executed by Seller and Buyer on March 2nd, 2000.

10.5 FURTHER ASSURANCES. The parties agree to execute such other documents or agreements and to do such other things and take such other actions as may be necessary to implement this Agreement and the transactions contemplated hereby.

10.6 NOTICES. Any notice required to be given under this Agreement must be given in writing and will be effective on receipt when delivered by registered airmail or by facsimile confirmed by the sending of the original by registered airmail to the party at the address stated below or to such other address as such party may designate by written notice in accordance with the provisions of this Section:

     to Seller:          NEC do Brasil S.A.
                         Rodovia Presidente Dutra, km. 214
                         Guarulhos, SP, BRAZIL
                         Fax: (55-11) 6462-7322
                         Attention: Industrial Director
     to Buyer:           Celestica, Inc.
                         844 Don Mills Road
                         Toronto, Ontario, CANADA
                         M3C 1V7
                         Attention: Vice President and General Counsel

     With copies to:     Celestica do Brasil Ltda.
                         Rodovia SP 101, Trecho Campinas/Montemor
                         Predios 10, 20 e 31
                         Hortolandia, State of Sao Paulo, Brazil
                         Fax: (55-19) 3845-1250

               and

                         I. Berl Nadler
                         Davies, Ward & Beck
                         44th Floor, 1 First Canadian Place
                         Toronto, Ontario, CANADA
                         M5X 1B1
                         Tel: (416) 863-5512
                         Fax: (416) 863-0871


10.7 ENTIRE AGREEMENT. This Agreement, with all Attachments and Exhibits, is the parties' entire agreement with respect to the subject matter hereof. It supersedes the Original Agreement and all prior or contemporaneous oral or written communications, proposals and representations between the parties with respect to its subject matter and prevails over any conflicting or additional terms of any quote, order, acknowledgment or similar communications between the parties during the term of this Agreement. No modification to this Agreement will be binding, unless in writing and signed by a duly authorized representative of each party.

10.8 SECTION HEADINGS. The Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.9 GOVERNING LAW AND JURISDICTION. This Agreement shall be governed by and construed and enforced in accordance with the laws of Brazil.

10.10 DISPUTE RESOLUTION. The parties shall use their reasonable efforts to settle any claim, controversy or dispute arising from the execution of, or in connection with, this Agreement. In the event that no settlement can be reached through negotiation between the parties within thirty (30) days of the submission of such matter by one of the parties, then either party may submit such dispute to the Arbitration Chamber of the Brazil-Canada Chamber of Commerce, in Sao Paulo, Brazil, for arbitration in accordance with the Brazilian Law and rules of the foregoing Arbitration Chamber.

10.10.1 Each party shall be entitled to elect one (1) arbitrator (and a substitute for him/her) within 30 (thirty) days of submission of the matter to arbitration. The two (2) arbitrators shall jointly designate within thirty
(30) days a third arbitrator to preside over the arbitration. If either party fails to appoint an arbitrator or if the arbitrators fail to elect the third one, then one arbitrator shall be designated by the President of the Arbitration Chamber of the Brazil-Canada Chamber of Commerce, in Sao Paulo, Brazil.

10.10.2 The arbitral award is to be given in writing, within sixty (60) days from the constitution of the arbitration tribunal, or from the substitution of an arbitrator. It shall be final and binding upon all the Parties and shall be enforceable in accordance with its terms and conditions.

10.10.3 The cost of the arbitration, including a reasonable allowance for attorneys' fees, shall be borne by the losing party or as otherwise specified in the ruling of the arbitration tribunal. All proceedings and records of the arbitration shall be conducted and maintained in Portuguese.

10.10.4 The parties agree that the award is to be considered as a settlement of the dispute between them and shall accept it as the true expression of their own determination in connection therewith.

10.10.5 The parties agree that either party may, in certain circumstances, need to obtain immediate relief from the court. Therefore, the filing for and obtaining of injunctive relief (or another type of remedy which cannot be obtained from an arbitration tribunal under Brazilian law) in connection with this Agreement shall be accepted, and shall not be considered a breach hereof. In this case, the competent court shall be the court of Sao Paulo, State of Sao Paulo, Brazil.

10.11 EXPENSES. Whether or not the transactions contemplated hereby are consummated, the parties hereto shall pay their own respective expenses.

10.12 SEVERABILITY. If any provision of this Agreement is held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon and shall not impair the enforceability of any other provision of this Agreement.

10.13 WAIVER. The rights and remedies of the parties are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement will operate as a waiver of such right, power or privilege (collectively, "RIGHT"), and no single or partial exercise of any Right will preclude any other or further exercise of such or other Right. To the maximum extent permitted by applicable law (a) no claim or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party, (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given, and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

10.14 PUBLIC ANNOUNCEMENTS. Representatives of the parties shall consult with each other before issuing any press releases or making any other public statements with respect to any transaction contemplated by this Agreement.

10.15 ASSIGNMENT. The respective rights and obligations of the parties shall not be assignable by Buyer or Seller without the prior written consent of the other party; provided that the Buyer may assign its rights and obligations hereunder to any wholly-owned subsidiary of Buyer.

10.16 COUNTERPARTS. This Agreement shall be executed in five counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

10.17 LANGUAGE; ATTACHMENTS. This Agreement shall be executed in English and Portuguese. In the event of a discrepancy between the English and the Portuguese version, the English-language version shall prevail. The Attachments to this Agreement shall be in Portuguese.

IN WITNESS WHEREOF, the parties have duly executed this Stock Purchase Agreement before two witnesses, as of the date first above written.

                                       CELESTICA INC.

                                       By /s/ Iain Kennedy
                                          ------------------------------------
                                       Name:  IAIN KENNEDY
                                       Title: Senior Vice President


                                       NEC DO BRASIL S.A.

                                       By /s/ Renato Ishikawa
                                          ------------------------------------
                                       Name:  RENATO ISHIKAWA
                                       Title: President


                                       By /s/ Akio Sakata
                                          ------------------------------------
                                       Name:  AKIO SAKATA
                                       Title: Executive Vice President

WITNESSES:


1. /s/ Masakazu Hosi
   -----------------------------------
   MASAKAZU HOSI


2. /s/ Luiz Renato Ohumura
   -----------------------------------
   LUIZ RENATO OHUMURA

ATTACHMENTS

F         Products
1.2-1     Transferred Assets
1.2-2     December Balance Sheet
1.5       Transferred Employees
4.1       Seller's Bylaws
4.7       Contracts
4.9       Insurance Policies
4.18(i)   Fiscal Year 2000 Capital Expenditure Plan
4.19      Accounting Principles
9.3       Transition Services


EXHIBITS

8.1(i)-1  Supply Agreement
8.1(i)-2  Transition Services Agreement
8.1(j)    Lease Agreement